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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                                                 _______________
                                  FORM 12b-25                    COMMISSION FILE
                                                                     NUMBER
                                                                     0-13976
                                                                 _______________
                          NOTIFICATION OF LATE FILING

(CHECK ONE):       /X/ Form 10-K and Form 10-KSB   / / Form 20-F   / / Form 11-K
                   / / Form 10-Q and Form 10-QSB   / / Form N-SAR
                   For Period Ended: December 31, 2000

     / /  Transition Report on Form 10-K
     / /  Transition Report on Form 20-F
     / /  Transition Report on Form 11-K
     / /  Transition Report on Form 10-Q
     / /  Transition Report on Form N-SAR
          For the Transition Period Ended:_____________________________________


READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

       AKORN, INC.
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Full Name of Registrant:

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Former Name if Applicable

       2500 Millbrook Drive
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Address of Principal Executive office (Street and Number)

       Buffalo Grove, Illinois 60089
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City, State and Zip Code
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PART II -- RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

       (b) The subject annual report, semi-annual report, transition report on form 10-K, Form 20-F 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the
/X/ prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth day following the prescribed due date; and

       (c) The accountant's statement or other exhibit required by Rule 12b-25b has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K and Form 10-KSB, 20-F, 11-K, 10-Q, and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

                                  SEE ATTACHED NARRATIVE


SEC 1344 (6/94)

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

      Mr. Kevin Harris              (847)                 279-6100
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           (Name)                (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is not, identify report(s).
                                                   /X/ YES     / / NO

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(3)  It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                   /X/ YES     / / NO

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     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             SEE ATTACHED NARRATIVE
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                                  AKORN, INC.
                    ----------------------------------------
                  (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  April 2, 2001                          By: /s/ KEVIN M. HARRIS
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 INSTRUCTIONS: The form maybe signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person, signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative (other than an executive officer, evidence of the representative's authority to sign on behalf of the registrant shall be filled with the form.

- -----------------------------------ATTENTION-----------------------------------

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

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GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).
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                                   AKORN INC.
                    FORM 12B-25 WITH RESPECT TO ANNUAL REPORT
                  ON FORM 10-K FOR YEAR ENDED DECEMBER 31, 2000

                                    NARRATIVE

The subject Annual Report on Form 10-K of Akorn, Inc. (the "Company") for the calendar year ended December 31, 2000, could not be filed without unreasonable effort or expense. On March 21, 2001, the Company announced the appointments of a new Chief Executive Officer and Chief Financial Officer. Additionally, the Company is involved in ongoing negotiations with its lenders regarding the extension of its line of credit as well as certain required covenant relief. These recent management changes and the need to finalize negotiations with its lenders have necessitated the delay in filing the Company's Annual Report on Form 10-K. The negotiations with the Company's lenders are outside of the Company's control.

The statement of operations to be included in the Company's Annual Report on Form 10-K will reflect certain significant changes in the Company's results of operations for the comparable periods of the last fiscal year. Net sales for the quarter ended December 31, 2000, were $15.1 million after an additional $1.8 million charge to increase the chargeback and rebate reserve, down 11 percent over last year's $17.0 million. Sales for the year totaled $66.9 million, a 4 percent increase over sales of $64.6 million reported for the previous year.

The Company expects to report a net loss for the fourth quarter 2000 of $2.2 million, or $0.11 per share compared to net income of $1.8 million or $0.10 per share in the fourth quarter 1999. The net loss was a result of the decline in net sales as well as a $2.7 million increase to the reserve for slow-moving and obsolete inventory, and $0.5 million recorded in selling, general and administrative expenses for severance costs and an increase in bad debt reserves. Net income for the year ended December 31, 2000, is expected to be $2.2 million or $0.11 per share, a 67 percent decrease from $6.7 million or $0.36 per share for the comparable 1999 period.

The Company will file its Annual Report on Form 10-K on or before the 15th calendar day following the prescribed due date.